27422 Portola Parkway, Suite 200 Foothill Ranch, CA 92610-2830
December 28, 2010
Via EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
filed February 24, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
filed April 29, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
filed August 3, 2010
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
filed October 27, 2010
Definitive Proxy Statement filed April 30, 2010
File No. 52105

Dear Mr. O’Brien:
     On behalf of Kaiser Aluminum Corporation (the “Company”), I am writing in connection with your letter dated December 15, 2010 (the “Comment Letter”) containing comments of the staff (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced filings. In the Comment Letter, you requested that we respond thereto within ten business days, i.e., not later than Thursday, December 30, 2010, by amending our filings, by providing the requested information or by advising you when we will provide the requested response to the Staff’s comments. As contemplated by the Comment Letter, and as discussed with the Staff, the purpose of this letter is to advise you that the Company will provide the requested response on or before Thursday, January 13, 2011. We need the additional time due to the timing of the Comment Letter and the holiday travel schedules of those individuals, both within and outside the Company, whose input is necessary to determine the appropriate responses to the Staff’s comments.
     If you have any questions regarding the foregoing, please do not hesitate to contact me at (949) 614-1770.

Very truly yours,
/s/ Daniel J. Rinkenberger
Daniel J. Rinkenberger
Senior Vice President and Chief Financial Officer

cc:	John M. Donnan, Kaiser Aluminum Corporation Cherrie Tsai, Kaiser Aluminum Corporation Troy B. Lewis, Jones Day